UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010

VUANCE LTD.
(Translation of registrant’s name into English)

Sagid House “Hasharon Industrial Park”
P.O. Box 5039
Qadima 60920, ISRAEL
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On August 4, 2010, Vuance Ltd. (the “Company”) sent a Notice and Proxy Statement to its shareholders inviting them to attend the Annual General Meeting of Shareholders of the Company to be held on September 12, 2010, at 4:00 p.m. (Israel time), at the Company’s principal offices at 1 HaMa’alit St., Ha’Sharon Industrial Park, Qadima, Israel (the “Annual Meeting”).  Only shareholders of record of Ordinary Shares at the close of business on August 12, 2010, are entitled to vote at the Annual Meeting.

Decisions to be voted on and matters to be discussed at the Annual Meeting include:

(1)	Presentation and discussion of the Company's 2009 financial statements;
(2)	Appointment of independent accountant-auditor for 2010;
(3)	Election of (non-"external") directors;
(4)	Election of an “external" director;
(5)	Increasing the Company's authorized share capital;
(6)	Approval of an offering of Ordinary Shares to shareholders of the Company;
(7)	Approval of an offer to creditors of the Company to convert the Company's debt to such creditors to Ordinary Shares;
(8)	Approval of certain services agreements;
(9)	Amendment of the Company's "2003 Share Option Plan";
(10)	Approval and ratification of a certain issuance of Ordinary Shares and warrants;
(11)	Approval of directors and officers insurance policies; and
(12)	Letter of Exculpation and Indemnification to the Company’s directors and officers.

Exhibit No.	Description

1	Notice of Annual General Meeting of Shareholders, dated August 4, 2010.

2	Proxy Statement, dated August 4, 2010, for the Annual General Meeting of Shareholders of Vuance Ltd. to be held on September 12, 2010, including a proxy card.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vuance Ltd. (formerly, SuperCom Ltd.)

By:	/s/ Ron Peer
Name: Ron Peer
Title: Chief Executive Officer

Date: August 9, 2010